Exhibit 12

Chesapeake Utilities Corporation

Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2011	2010	2009 (a)	2008	2007
(in thousands, except ratio of earnings to fixed charges)
Income from continuing operations	$27,622	$26,056	$15,897	$13,607	$13,218
Add:
Income taxes	17,989	16,923	10,918	8,817	8,597
Portion of rents representative of interest factor	363	356	333	294	245
Interest on indebtedness	8,954	9,090	7,042	6,110	6,539
Amortization of debt discount and expense	46	56	43	47	51

Earnings as adjusted	$54,974	$52,481	$34,233	$28,875	$28,650

Fixed Charges
Portion of rents representative of interest factor	$363	$356	$333	$294	$245
Interest on indebtedness	8,954	9,090	7,042	6,110	6,539
Amortization of debt discount and expense	46	56	43	47	51

Fixed Charges	$9,363	$9,502	$7,418	$6,451	$6,835

Ratio of Earnings to Fixed Charges	5.87	5.52	4.61	4.48	4.19

(a)	Includes the results from the merger with Florida Public Utilities Company, which became effective on October 28, 2009.